SCHEDULE A

Members of the Partnership Committee (as of the date hereof)

Name	Business Address	Citizenship
William E. Ford (Chief Executive Officer)	55 East 52nd Street 33rd Floor New York, New York 10055	United States
Torbjorn Caesar	Royal Park, 29, Avenue de la Porte-Neuve L-2227 Luxembourg	Sweden and United Kingdom
Gabriel Caillaux	23 Savile Row London W1S 2ET United Kingdom	France
Martin Escobari	55 East 52nd Street 33rd Floor New York, New York 10055	Bolivia and Brazil
David C. Hodgson	55 East 52nd Street 33rd Floor New York, New York 10055	United States
Christopher G. Lanning	55 East 52nd Street 33rd Floor New York, New York 10055	United States